UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     / / Rule 13d-1(b)

     / / Rule 13d-(c)

     /X/ Rule 13d-1(d)




--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


         Serge Godin

2        Check the Appropriate Box If a Member of a Group             (a) |_|
         (See Instructions)                                           (b) |X|


3        SEC Use Only



4        Citizenship or Place of Organization


         Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  23,832,191
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      0


                          7         Sole Dispositive Power


                                    824,839


                          8         Shared Dispositive Power


                                    23,007,352


9        Aggregate Amount Beneficially Owned by Each Reporting Person


         23,832,191


10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)


11       Percent of Class Represented by Amount in Row (9)


         9.0%


12       Type of Reporting Person (See Instructions)


         IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Serge Godin

Item 2(b).        Address of Principal Offices or, if None, Residence:

               c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


         (a) / /  Broker or dealer  registered  under Section 15 of the Exchange
                  Act;

         (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) / /  Investment   company   registered   under  Section  8  of  the
                  Investment Company Act;

         (e) / /  An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 2000. Mr. Godin was the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998. The shareholdings reported herein reflect a 2-for-1 stock split as of January 7, 2000.

     (a) Amount  beneficially owned:

                                        23,832,191 shares (including  23,007,352
                                        shares   issuable  upon   conversion  of
                                        23,007,352  of  the  issuer's   Class  B
                                        Shares  (multiple  voting)  and  265,000
                                        shares issuable upon the exercise of options exercisable within 60 days of December 31, 2000).

                                        By  virtue  of the  Second  Amended  and
                                        Restated    Options     Agreement    and
                                        Shareholders'    Agreement   among   the
                                        issuer's Majority Shareholders,  BCE and
                                        Bell   Canada,   the   parties  to  such
                                        agreement  may be  considered  a "group"
                                        under Rule 13d-5 and,  as a result,  Mr.
                                        Godin  may  be   considered  to  be  the
                                        beneficial owner of shares  beneficially
                                        owned by Andre Imbeau, Jean Brassard and
                                        BCE,  Inc. As of December 31, 2000,
                                        (i)       Mr.  Imbeau was  understood to
                                                  be  the  beneficial  owner  of
                                                  3,921,885  shares   (including
                                                  3,477,072 shares issuable upon
                                                  conversion of 3,477,072 of the
                                                  issuer's    Class   B   Shares
                                                  (multiple  voting) and 400,000
                                                  shares   issuable   upon   the
                                                  exercise       of      options
                                                  exercisable  within 60 days of
                                                  December 31, 2000);
                                        (ii)      Mr. Brassard was understood to
                                                  be  the  beneficial  owner  of
                                                  1,785,100  shares   (including
                                                  1,334,496 shares issuable upon
                                                  conversion of 1,334,496 of the
                                                  issuer's    Class   B   Shares
                                                  (multiple  voting) and 400,000
                                                  shares   issuable   upon   the
                                                  exercise       of      options
                                                  exercisable  within 60 days of
                                                  December 31, 2000); and
                                        (iii)     BCE was  understood  to be the
                                                  beneficial       owner      of
                                                  120,028,400  shares (including
                                                  7,027,606 shares issuable upon
                                                  conversion of 7,027,606 of the
                                                  issuer's    Class   B   Shares
                                                  (multiple voting)).

                                        Mr. Godin disclaims beneficial ownership of such shares.

     (b) Percent of class:                      9.0% (53.9%  including shares as
                                                to which beneficial ownership is
                                                disclaimed, as described above)

     (c) Number of shares as to which such person has:
     (i)      Sole power to vote or direct the vote:                      23,832,191 shares

     (ii)     Shared power to vote or direct the vote:                             0 shares

     (iii)    Sole power to dispose or to direct the disposition of:         824,839 shares

     (iv)     Shared power to dispose or to direct the disposition of:    23,007,352 shares

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2001
                                                      (Date)


                                              /s/ Serge Godin
                                                  (Signature)


                                                  Serge Godin
                                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)